

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2024

Thomas James Segrave, Jr.
Chief Executive Officer
flyExclusive, Inc.
2860 Jetport Road
Kinston, NC 28504

> **Re: flyExclusive, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 28, 2024**
> **File No. 333-282855**

Dear Thomas James Segrave Jr.:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cheryl Brown at 202-551-3905 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Donald R. Reynolds, Esq.